

May 23, 2024

Zou Junming Terence
Chief Executive Officer
Ryde Group Ltd
Duo Tower, 3 Fraser Street, #08-21
Singapore 189352

> **Re: Ryde Group Ltd**
> **Registration Statement on Form F-1**
> **Filed May 17, 2024**
> **File No. 333-279483**

Dear Zou Junming Terence:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Meng Ding